

**14048725**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| **8-** 02915 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2013__ AND ENDING __12/31/2013__
                        MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

One SW Columbia Street, Suite 300
                        (No. and Street)

| Portland | Oregon | 97258 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jenny Staggenborg                                    (503) 546-2414
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
                (Name – if individual, state last, first, middle name)

| 805 SW Broadway, Suite 1200 | Portland | Oregon | 97205 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, ____Jeani Winterbourne_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Umpqua Investments, Inc._____ , as of ____December 31_____ , 20 _13_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President/CEO

Title

_____
Notary Public

OFFICIAL SEAL
TODD C PILE
NOTARY PUBLIC - OREGON
COMMISSION NO. 476263
MY COMMISSION EXPIRES MARCH 15, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public
Accounting Firm and Statement of
Financial Condition for

# Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2013

Filed pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC DOCUMENT



WWW.MOSSADAMS.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Umpqua Investments, Inc.

## Report on Financial Statement

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the Company) that has been filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934  as of December 31, 2013, and the related notes to the financial statement.

## *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement  in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

1



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## (continued)

### *Opinion*

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Umpqua Investments, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

*Moss Adams LLP*

Portland, Oregon
February 14, 2014

## ASSETS

| | |
|---|---:|
| Cash | $ 565,528 |
| Investments (cost basis of $2,373,084 – Note 3) | 2,366,094 |
| Interest and dividends receivable | 28,261 |
| Receivable from clearing organization | 8,378,002 |
| Furniture, equipment, and leasehold improvements, net (Note 4) | 470,836 |
| Deposits with clearing organizations | 100,000 |
| Prepaid expenses and other assets | 702,058 |
| Goodwill | 2,715,045 |
| Broker retention notes receivable and agreements (Note 5) | 2,769,411 |
| Total assets | $ 18,095,235 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable | $ 132,120 |
| Payable to clearing organization | 2,329,426 |
| Accrued expenses and other liabilities | 368,401 |
| Total liabilities | 2,829,947 |

COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares | 250,000 |
| Additional paid-in capital | 14,038,727 |
| Retained earnings | 976,561 |
| | 15,265,288 |
| Total liabilities and stockholder's equity | $ 18,095,235 |

# UMPQUA INVESTMENTS, INC.
## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2013 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2013 is available for inspection at the Washington D.C., and San Francisco, California offices of the United States Securities and Exchange Commission.

### Note 1 – Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

### Note 2 – Summary of Significant Accounting Policies

**Investments** – Investments are classified as *Trading Securities* and reported at fair market value.

**Receivable from clearing organization** – Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

**Furniture, equipment, and leasehold improvements** – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

**Broker retention notes receivable and agreements** – Broker retention notes receivable have due dates of five to ten years with payments of principal and interest due annually and are reported net of transition agreements due to a right of offset. If employment ceases before the due date of the note, the remaining principal and accrued interest owing is payable to the Company in full.

Broker retention agreements, which are forgivable, are amortized, generally using the straight-line basis, over the service period covered by the underlying agreements, generally five to ten years.

4

## Note 2 – Summary of Significant Accounting Policies (continued)

**Income taxes** – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Use of estimates** – The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

**Goodwill** – Goodwill and other intangible assets with indefinite lives are not amortized but instead are tested annually for impairment. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. The valuation of the impairment is determined using a discounted cash flow analysis of forecasted earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. The Company has determined that there is no impairment of its recorded goodwill as of December 31, 2013.

**Share-based payment** – The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Stock Compensation*, the Company recognizes in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility of the price of Umpqua's common stock. Historical data is used to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The expected dividend yield is based on dividend trends and the market value of Umpqua's common stock at the time of grant. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant corresponding to the estimated expected term of the options granted.

# UMPQUA INVESTMENTS, INC.
## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

### Note 2 – Summary of Significant Accounting Policies (continued)

**Fair value measurements** – FASB ASC 820, *Fair Value Measurement and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

**Subsequent events** – The Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2014.

### Note 3 – Investments

Investments owned are classified as trading securities and are held at fair value and consist of municipal bonds and equity securities at December 31, 2013:

|  | Cost | Unrealized (Loss) Gain | Market Value |
|---|---|---|---|
| Municipal bonds | $ 2,373,075 | $ (7,044) | $ 2,366,031 |
| Equity securities | 9 | 54 | 63 |
|  | $ 2,373,084 | $ (6,990) | $ 2,366,094 |

**Note 4 – Furniture, Equipment, and Leasehold Improvements**

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2013:

|  |  | Estimated Useful Lives |
|---|---|---|
| Furniture, fixtures, and equipment | $ 855,837 | 5 – 10 years |
| Leasehold improvements | 453,390 | 9 – 15 years |
| Software | 47,733 | 3 years |
| Total | 1,356,960 |  |
| Less accumulated depreciation and amortization | (886,124) |  |
| Total | $ 470,836 |  |

**Note 5 – Broker Retention Notes Receivable and Agreements**

The Company has entered into broker retention notes receivable and forgivable broker retention agreements with certain employees. At December 31, 2013, broker retention notes receivable of $2,726,428 and broker retention agreements of $42,983 are outstanding. The broker retention notes receivable are reported net of transition agreement obligations of $810,616 at December 31, 2013. The broker retention agreements are reported net of accumulated amortization of $501,017 at December 31, 2013. The broker retention notes receivable carry interest rates ranging from 1.2% to 6.0% with due dates of five to ten years. At December 31, 2013, the transition agreements require future payments totaling $3,611,333 to the employees if certain terms and conditions are met. The timing and amount of those payments are generally in alignment with the payments required by the employees under the notes receivable, and a right of offset exists between the two agreements.

**Note 6 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $8,539,511 which was $8,439,511 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

# UMPQUA INVESTMENTS, INC.
## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

### Note 7 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2013:

| | | |
|---|---|---:|
| Deferred tax assets | | |
| Deferred compensation | $ | 402,468 |
| Accrued expenses | | 72,351 |
| State taxes | | 17,357 |
| Total gross deferred tax assets | | 492,176 |
| Deferred tax liabilities | | |
| Prepaid expenses | | 39,381 |
| Premises and equipment depreciation | | 14,899 |
| Total gross deferred tax liabilities | | 54,280 |
| Net deferred tax asset | $ | 437,896 |

### Note 8 – Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

**Note 9 – Stock Option Plans**

The following table summarizes information about stock option activity for the year ended December 31, 2013:

|  | Options Outstanding | Weighted Avg. Exercise Price |
|---|---|---|
| Balance, beginning of year | 13,000 | $ 14.47 |
| Granted | - | - |
| Exercised | - | - |
| Forfeited/expired | - | - |
| Balance, end of year | 13,000 | $ 14.47 |
| Options exercisable, end of year | 9,000 | $ 15.77 |

The following table summarizes information about stock option activity for the year ended December 31, 2013:

| Range of Exercise Prices | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
|  | Options Outstanding | Weighted Avg. Remaining Contractual Life (Years) | Weighted Avg. Exercise Price | Options Exercisable | Weighted Avg. Exercise Price |
| $11.53 | 10,000 | 6.7 | $ 11.53 | 6,000 | $ 11.53 |
| $24.25 | 3,000 | 1.1 | $ 24.25 | 3,000 | $ 24.25 |
|  | 13,000 | 5.4 | $ 14.47 | 9,000 | $ 15.77 |

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2013 was $76,100 and $45,660, respectively. The weighted average remaining contractual term of options exercisable was 4.8 years as of December 31, 2013. There were no options exercised during the year ended December 31, 2013.

# UMPQUA INVESTMENTS, INC.
## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

### Note 9 – Stock Option Plans (continued)

Restricted shares issued generally vest on an annual basis over three or five years. The following table summarizes information about nonvested restricted shares outstanding at December 31, 2013:

|  | Restricted Shares Outstanding | Average Grant Date Fair Value |
|---|---|---|
| Balance, beginning of year | 11,940 | $ 11.60 |
| Granted | 1,600 | 12.64 |
| Released | (3,834) | 11.45 |
| Forfeited/expired | (40) | 8.45 |
| Balance, end of year | 9,666 | $ 11.84 |

For the year ended December 31, 2013, the Company received no income tax benefits related to the exercise of non-qualified employee stock options. For the year ended December 31, 2013, the Company received income tax benefits of $21,115 related to the release of restricted shares. For the year ended December 31, 2013, the Company had net excess tax benefits (tax benefits resulting from tax deductions in excess of the compensation cost recognized) of $3,560 For the year ended December 31, 2013, the Company had gross tax deficiencies of $284 and gross excess tax benefits of $3,844.

### Note 10 – Commitments and Contingencies

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and two Medford, Oregon locations, and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013 are as follows:

| Years ended December 31, | 2014 | $ 159,801 |
|---|---|---|
|  | 2015 | 87,292 |
|  | 2016 | 90,272 |
|  | 2017 | 93,357 |
|  | 2018 | 9,225 |
|  | Thereafter | - |
|  | Total future minimum lease payments | $ 439,947 |

In March 2011, the Company entered into an agreement covering the termination of the former Eugene lease location. Included in accrued expenses and other liabilities is $73,294 liability for the agreement, which requires monthly payments of $1,400 through December 2018.

## Note 10 – Commitments and Contingencies (continued)

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2013. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

## Note 11 – Related Party Balances and Transactions

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company. There were no employee advances during the year ended December 31, 2013.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $92,223 payable to Umpqua. Included in prepaid expenses and other assets is $63,608 receivable from Umpqua.

## Note 12 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties will not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company assesses the credit standing of brokers at issuance of broker retention agreements.

# UMPQUA INVESTMENTS, INC.
## NOTES TO THE STATEMENT OF FINANCIAL CONDITION

### Note 13 – Fair Value

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

| | Fair Value Measurements | | | |
| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Description | | | | |
| Trading securities | $ 2,366,094 | $ - | $ 2,366,094 | $ - |

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

**Trading securities** – Fair values for trading securities are classified as level 2 inputs and are based on quoted market prices for similar assets.

### Note 14 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.